

June 20, 2025

Conor Murphy
Chief Financial Officer
F&G Annuities & Life, Inc.
801 Grand Avenue
Des Moines, Iowa 50309

> **Re: F&G Annuities & Life, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **Form 8-K Filed February 20, 2025**
> **File No. 001-41490**

Dear Conor Murphy :

We have reviewed your May 23, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024

Non-GAAP Financial Measures, page 87

1. We note you disclose that you eliminate the changes in the fair value of market risk benefits by deferring current period changes and amortizing that amount over the life of the market risk benefit. Please address the following:
   - Please quantify each component of this adjustment for 2024, 2023 and the quarter ended March 31, 2025.
   - Please explain to us why you believe this adjustment is needed to provide a useful profitability measure for investors. Please discuss any asymmetrical or noneconomic accounting that is being addressed by this adjustment and specifically tell us how the assets that hedge this liability are accounted for. Specifically address how amortizing the amounts over the life of the market risk benefit results in a useful measure.
   - Please tell us how you considered whether the adjustment results in a misleading non-GAAP measure that violates Rule 100(b) of Regulation G.

Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

Form 8-K Filed May 7, 2025

General

2.   Your presentation of Adjusted Net Earnings – Management View on slide 5 appears to be a non-GAAP income statement. Please note that the presentation of a non-GAAP income statement may place undue prominence on the non-GAAP information. Under Question 102.10(c) of the C&DI's on Non-GAAP Financial Measures, a non-GAAP income statement is considered to be one that is comprised of non-GAAP measures and includes all or most of the line items and subtotals found in a GAAP income statement. Please confirm to us that you will not present a non-GAAP income statement in future filings subject to Item 10(e)(1)(i) of Regulation S-K.

Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance